UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02017711

February 12, 2002

NO ACT
P.E 1-15-02
0-00690

Act 1934
Section 14A-8
Rule
Public Availability 2/12/2002

Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: The York Water Company
Incoming letter dated January 15, 2002

Dear Mr. Miner:

This is in response to your letter dated January 15, 2002 concerning the shareholder proposal submitted to York Water by Joseph M. Stafford. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Joseph M. Stafford
465 Dairyland Drive
Dallastown, PA 17313

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5299

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

Brian C. Miner
215-963-5430

January 15, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The York Water Company –
Omission of Shareholder Proposal of Joseph M. Stafford

Ladies and Gentlemen:

The York Water Company (the "Company") has received a shareholder proposal requesting that Mr. Joseph M. Stafford (the "Proponent") be nominated for election to the Company's Board of Directors at the 2002 annual meeting of shareholders (the "Proposal"). The Proponent submitted the Proposal in a letter dated December 27, 2001.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter constitutes the Company's statement of the reasons it deems omission to be proper.

On behalf of the Company, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), enclosed are:

1. six copies of this letter;

2. six copies of the Proposal; and

3. six copies of a letter sent by the Company to the Proponent on January 11, 2002 notifying the Proponent that, among other things, the Proposal did not comply with Rules 14a-8(b) and 14a-8(d) of the Exchange Act.

For your convenience, we have enclosed copies of the no-action letters of the Staff referred to herein.

As discussed below, the Company is entitled to omit the Proposal from the 2002 Proxy Materials on the basis of Rule 14a-8(i)(8) for the reasons set forth below.

The Proposal, which is supported by an "Executive Summary" and "Director candidate background", states:

"Here is the information you requested explaining my intentions to be considered as a candidate for the 2002 Board of Directors election."

The Proposal Directly Relates to an Election for membership on the Company's Board of Directors

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its 2002 Proxy Materials if the Proposal "relates to an election for membership on the company's board of directors or analogous body."

The Proposal requests that an individual, other than those persons nominated by the Company and set forth in the 2002 Proxy Materials, be considered as a candidate for election to the Company's Board of Directors. The Staff consistently has taken the position that proposals relating to the election of board of directors are excludable pursuant to Rule 14a-8(i)(8). See *NetCurrents, Inc., SEC No-Action Letter (April 25, 2001), 2001 WL 435670* (shareholders proposal to nominate themselves for election to the company's board of directors was excluded); *The York Group, Inc., SEC No-Action Letter (April 2, 2001), 2001* WL *315259* (nomination of stockholders for election to the company's board and request that such nominees be included in the company's proxy materials excluded under Rule 14a-8(i)(8)); *Interim Services Inc., SEC No-Action Letter (July 16, 1988), 1998 WL 879567* (shareholder proposal nominating himself for election to the company's board was excluded); *American Society of Corporate Secretaries, SEC No-Action Letter (February 27, 1996), 1996 WL 86169* (the Staff stated the proxy rules "do not require a registrant to provide information in its proxy statement about any nominee for its board of directors, other than those specifically nominated by the company).

Accordingly, the Company believes that the Proposal may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(8).

While the Company believes there are other justifications for omitting the Proposal, such as the fact that the Proposal is excludable under Rule 14a-8(i)(6) because the Proponent cannot be appointed to the Company's Board of Directors due to the fact the he is not a shareholder of record, as required by the Company's bylaws, the Company believes the reasons stated above provide a sufficient basis for omitting the Proposal from the 2002 Proxy Materials.

Should the Staff have any questions or comments regarding this filing, please contact the undersigned at 215.963.5430. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Brian C. Miner

Enclosures

cc: William T. Morris
Jeffrey S Osman
Joseph M. Stafford
Howard L. Meyers, Esq.

Joseph M. Stafford
465 Dairyland Drive
Dallastown, PA 17313

December 27, 2001

William Morris, CEO
York Water Company
130 East. Market Street
York, PA 17405

Dear Mr. Morris,

Here is the information you requested explaining my intentions to be considered as a candidate for the 2002 Board of Directors election. A narrative form that lists the credentials and values I would bring to the York Water Company follows a brief summary.

<u>Executive Summary</u>

As a director for the York Water Company, I would bring previous experience as a utility director, having served on the board of Adams Electric Cooperative; a Gettysburg based electric utility. While a director, I received certification in 1996 by the National Rural Electric Cooperative Association (NRECA) to serve as a director by completing required training in operations, finance and "boardsmanship." It was during my term as director that electricity deregulation was introduced in Pennsylvania.

During the last few years, I have gained contacts and insight into state and federal government relations. I am comfortable and familiar with Harrisburg and Washington, DC. Although I did not have to consider Pennsylvania Public Utility Commission (PUC) regulations previously, it would not be too daunting to work with that authority.

I am currently a small business owner based in York County—*Access Helpers*. I have a service and sales operation that covers south central Pennsylvania. Much of that territory aligns with the York Water Company's customer base and operations.

My formal education and professional experience is listed below. I have the willingness and enthusiasm to serve as a director in the best interests of the York Water Company as part of the York County community.

Continued...

Director candidate background

I've been a resident of York County since 1973 arriving after military service. As a reactor plant operator in the Navy's Nuclear Power program, my duty concluded with two tours of Vietnam aboard the USS Enterprise, an aircraft carrier recently in the Afghanistan War news. Cross training required knowledge of health physics (nuclear radiation) and reactor plant water chemistry. I was honorably discharged after six years.

For nearly twenty-one years, XEROX employed me as a Customer Service Engineer. My assignments brought me into just about every medium-to-large size business and school district in south central Pennsylvania. This gave me a very personal view of the workers and business managers of the area.

I was fortunate to be able to leave XEROX voluntarily in 1994 under the best of circumstances to create a small niche business in the health care field. That business, *Access Helpers*, is still ongoing today and serves the disabled and elder population with mobility aids.

I attained a Bachelor of Science degree, Business Management, in 1983 from York College. In 1994, I completed the Penn State-York Paralegal Certification program and went on to be certified as a District Justice in 1995 by the Administrative Office of Pennsylvania Courts. I have not served as a District Justice, nor do I hold any elected office today.

The initial interest in the law field came from a simple view—"Knowledge of the Law makes better citizens."

In 1994, I was privileged to serve on the board of directors of Adams Electric Cooperative. At that time, there were 22,000 members with a $31M budget. Before leaving in 1997, I completed more than the required courses offered to achieve certification as a director in the national director program. These courses covered utility finance, operations and the legal role of the board of directors.

It was during this time that electricity deregulation was introduced in Pennsylvania by Governor Ridge. It was a fascinating time to see the implementation by the PUC to roll out this program. Adams Electric Cooperative is not regulated by the PUC, but it was affected somewhat at that time and still is. The lessons learned from that experience is invaluable.

On a personal note, my wife, Carolyn, and I are "empty nesters" who enjoy bicycling and travel opportunities. She is a York County native. I am a tri-athlete (swimmer, cyclist and runner). Previous community service included volunteer positions at Central PA Legal Services, York County CASA (Court Appointed Special Advocate), York Hospital and local church Trustee.

I look forward to serving the interests of the community as a director of the York Water Company.

Sincerely,

Joe Stafford

Joe Stafford

JMS/w

bc

The York Water Company

"That good York water"
SINCE 1816

January 11, 2002

CERTIFIED MAIL-RETURN RECEIPT REQUESTED

Joseph M. Stafford
465 Dairyland Drive
Dallastown, PA 17313

Re: Shareholder Proposal

Dear Mr. Stafford:

I am responding to your letter to William T. Morris, Chairman, President and Chief Executive Officer of York Water Company (the "Company"), dated December 27, 2001, in which you requested that York Water Company include you as a nominee for election to the York Water Company Board of Directors.

Under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, to be eligible to submit a shareholder proposal for consideration, you must have been the record or beneficial owner of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year at the time you submitted the proposal. You must also continue to hold those securities through the date of the meeting. A nomination for election to the board of directors is considered a shareholder proposal for the purposes of Rule 14a-8.

At the time you submit your proposal you must prove your eligibility based on the requirements described above by submitting to the Company a written statement by the record holder of the securities (usually a broker or bank) verifying the number of shares of common stock of the Company that you own and that, at the time you submitted your proposal, you continuously held the shares for at least one year. You must also submit your own written statement that you intend to continue to hold the shares through the date of the meeting of shareholders. Because you did not include such statements in your proposal, we hereby request that you do so.

Pursuant to Section 3.03 of the Company's Bylaws, the Board of Directors shall consist of "shareholders of record." It is my understanding that you are not currently a shareholder of record. Please be advised that if you do not become a shareholder of record at least 90 days prior to the annual meeting of shareholders, which is scheduled for May 6, 2002, you will not be eligible to be nominated for election to the Company's Board of Directors.

Under Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal and accompanying statement exceed 500 words. We hereby request that you submit a revised proposal to comply with the 500-word limit.

THE YORK WATER COMPANY *130 EAST MARKET STREET, P.O. BOX 15089* *YORK, PENNSYLVANIA 17405-7089*
TEL. (717) 845-3601 *FAX (717) 852-0058* *www.yorkwater.com* *email: info@yorkwater.com*

You have 14 days from the receipt of this letter to respond to this request.

Please address any correspondence to my attention on this matter.

Very truly yours,

Jeffrey S. Osman
Secretary

jg

(SEC No-Action Letter)

***1** NetCurrents, Inc.
Publicly Available April 25, 2001

LETTER TO SEC

April 16, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Netcurrents, Inc. Shareholder Proposal for John C. Holtorf

Ladies and Gentlemen:
Our firm serves as counsel for NetCurrents, Inc., a Delaware corporation ("NetCurrents" or the "Company"). We are submitting this letter on behalf of NetCurrents, which has received a shareholder proposal (the "Proposal") from John C. Holtorf, Jr. (the "Proponent") which appears to be intended for inclusion in NetCurrents' proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting").
The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials on the grounds discussed below.
Pursuant to Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, enclosed are six copies of: this statement and the Proponent's email submitting the Proposal. A copy of this letter and related documents are being mailed concurrently to the Proponent to advise him of NetCurrents' intention to omit the Proposal from its Proxy Materials.

THE PROPOSAL

On March 30, 2001, NetCurrents received a proposal from the Proponent, which read as follows:
ACCORDING TO YOUR PRESS RELEASE I AM SUBMITTING MY SHAREHOLDERS'S PROPOSAL:
RESOLVED THAT VICTOR HOLTORF AND JAMES CERNA BE PLACED ON THE BOARD OF NETCURRENTS AT THE SHAREHOLDER'S MEETING MAY 17, 2001.

REASONS FOR EXCLUDING THE PROPOSAL

Pursuant to Rule 14a-8(i)(8): The Proposal directly relates to an election for membership on the Company's Board of Directors.

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its Proxy Materials if the Proposal "relates to an election for membership on the company's board of directors or analogous governing body."

The Proposal requests that two individuals, other than those nominated by the Company in the Proxy Materials, be placed on the Company's Board of Directors. The Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See C-Phone Corp., SEC No-Action Letter (June 1, 1999), 1999 WL 350039 (shareholder proposals nominating someone other than a nominee of the Company as a director was excluded); Datron Systems Inc., SEC No-Action Letter (Mar. 29, 1999), 1999 WL 17946 (request that shareholder's slate of nominees be included in the company's proxy material excluded under Rule 14a-8(i)(8)); Interim Services Inc., SEC No-Action Letter (Dec. 15, 1998), 1998 WL 879567 (shareholder proposal nominating himself for an election to the company's board was excluded); Bull & Bear U.S. Government Securities Fund, Inc., SEC No-Action Letter (July 16, 1998), 1998 WL 404762 (stockholder proposal nominating a specific individual for election to the company's board of directors excluded).

***2** Accordingly, based on Rule 14a-8(i)(8), the Company intends to exclude the Proposal. We respectfully request a response from the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

Please acknowledge receipt of this letter by date-stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-728-3289.

Sincerely,
Afshin Hakim
AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
2029 Century Park East
Suite 2600
Los Angeles, California 90067
(310) 229-1000

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 25, 2001

Publicly Available April 25, 2001

Re: NetCurrents, Inc.
Incoming letter dated April 16, 2001

The proposal seeks to place two individuals on NetCurrents' board of directors. It is unclear whether the submission involves only a rule 14a-8 issue or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that NetCurrents may exclude it under rule 14a-8(i)(8) as relating to an election to NetCurrents' board of directors, and we will not recommend enforcement action to the Commission if NetCurrents omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of NetCurrents' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Jonathan Ingram
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***3** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 435670 (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

***1** The York Group, Inc.
Publicly Available April 2, 2001

LETTER TO SEC

February 7, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
U.S. SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: The York Group, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of The York Group, Inc. (the "Company'') pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act''). This letter gives notice that the Company intends to omit from its proxy statement and form of proxy for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Materials''), a proposal and statement in support submitted by Wilbert, Inc. and Mr. Marvin Barbee (the "Proposal''). The Company has not yet scheduled its 2001 Annual Meeting of Stockholders, but intends to circulate proxy materials more than eighty days after the date of this letter. Concurrent with the filing of this letter with the Securities and Exchange Commission (the "Commission''), the Company is advising Wilbert, Inc. and Mr. Barbee of its intention to omit the Proposal from the Company's 2001 Proxy Materials.

In accordance with Rule 14a-8 of the Exchange Act, we enclose six copies of this letter and the Proposal submitted by Wilbert, Inc. and Mr. Barbee by letter dated January 8, 2001. The Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff'') that no enforcement action will be recommended if the Company omits the Proposal from its 2001 Proxy Materials.

The Proposal

The Proposal consists of: (a) a statement of the proponents' intention to nominate six individuals for election to the Board of Directors of the Company; (b) a request for written confirmation that these individuals are recognized as nominees for election to the Board of Directors of the Company; (c) a request that this slate of nominees be included in the Company's 2001 Proxy Materials; and (d) a request that the Company provide the ability to vote for the nominees on the Company's form of proxy delivered to the stockholders. The proponents have addressed no other issues in the Proposal. A copy of the Proposal is attached hereto as Exhibit "A".

Discussion of Reason for Omission

Rule 14a-8(i)(8) of the Exchange Act states that a company may exclude a stockholder proposal from its proxy materials if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." The only proposal submitted to the Company in the Proposal is the nomination of six individuals for election to the Company's Board of Directors. On its face, the Proposal falls squarely within the parameters of Rule 14a-8(i)(8). We feel that Rule 14a-8(i)(8) permits the Company to exclude the Proposal from the Company's 2001 Proxy Materials.

***2** The Staff has consistently taken the position that proposals similar to the Proposal may be excluded by Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). The Staff has noted that this revision was made not to change the substance of the rule, but to clarify that the rule addresses only membership on a company's board of directors. See Bull & Bear U.S. Government Securities Fund, Inc. (available July 16, 1998). Accordingly, we feel that the Staff's comments on former Rule 14a-8(c)(8) remain as the appropriate resource in interpreting Rule 14a-8(i)(8).

In Interim Services Inc. (available December 15, 1998), the Staff agreed to not recommend enforcement action to the Commission with respect to the applicant's omission from its proxy materials of a proposal by a stockholder nominating himself for election to the applicant's board of directors. The Staff felt that this proposal could be omitted pursuant to Rule 14a-8(i)(8). In Bull & Bear, supra, the Staff considered former Rule 14a-8(c)(8) with respect to the omission by the applicant of a stockholder proposal nominating a specific individual for election to the applicant's board of directors. In agreeing not to recommend enforcement action to the Commission, the Staff commented that Rule 14a-8 should not be used by stockholders to promote election contests. In Dow Jones & Company, Inc. (available January 31, 1996) the Staff considered the applicant's decision to omit a proposal requiring that a labor union officer be elected to a position on the applicant's board of directors. This proposal was submitted by a labor union representing some of the applicant's employees. The Staff noted that "the proposal calls for a particular person or persons from a specified group to fill the new [board] position." Again, the Staff agreed not to recommend enforcement action to the Commission on the basis of former Rule 14a-8(c)(8).

In Datron Systems Incorporated (available March 29, 1999), the Staff granted a request for no action under circumstances nearly identical to the present situation. There, the proponent sought to nominate four individuals for election to the applicant's board of directors. The Staff agreed with the applicant's analysis and concluded that the proposal was excludable under Rule 14a-8(i)(8). We believe that the Proposal cannot be differentiated from the proposal at issue in the Datron Systems Incorporated letter.

Likewise, in Westmark Group Holdings, Inc. (available April 17, 2000), the Staff agreed not to recommend action when the applicant sought to exclude a proposal nominating a slate of six individuals for election to the applicant's board of directors. Once again, the Staff agreed that the proposal was excludable "as relating to an election for membership on [the applicant's] board of directors."

Request

The Proposal calls for a group of specified individuals to be elected to the Company's 2001 Board of Directors. The only purpose for this proposal is the election of the specified individuals to the Company's Board of Directors. We believe that Rule 14a-8(i)(8) addresses exactly this issue. Accordingly, we believe that Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its 2001 Proxy Materials.

***3** Each of the Staff decisions outlined above clearly sets forth the rationale underlying Rule 14a-8(i)(8) (and its predecessor Rule 14a-8(c)(8)). The stockholder proposal structure provided in Rule 14a-8 is not the proper mechanism to conduct an election contest.

For the reasons set forth above, the Company feels that it may properly omit the Proposal from its 2001 Proxy Materials pursuant to Rule 14a-8(i)(8). The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1408. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,
Marcus A. Watts
For the Firm
LOCKE LIDDELL & SAPP LLP
3400 Chase Tower
600 Travis Street
Houston, Texas 77002-3095
(713) 226-1200

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 2, 2001

Publicly Available April 2, 2001

Re: The York Group, Inc.
Incoming letter dated February 7, 2001

The proposal nominates six individuals for membership on The York Group's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that The York Group may exclude it under rule 14a-8(i)(8) as relating to an election to The York Group's board of directors, and we will not recommend enforcement action to the Commission if The York Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of The York Group's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***4** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 315259 (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

***1** Interim Services Inc.
Publicly Available December 15, 1998

LETTER TO SEC

November 16, 1998

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Interim Services Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Interim Services Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to give notice of the Company's intention to omit from its proxy statement and form of proxy (the "1999 Proxy Materials") for the Company's Annual Meeting of Stockholders scheduled to be held in May 1999, two proposal and a statement in support thereof (the "Stockholder Proposals") submitted by Vivik Satsangi (the "Proponent") by letter dated October 12, 1998. Concurrently with the filing of this letter with the Securities and Exchange Commission (the "Commission"), the Company is notifying the Proponent, pursuant to Rule 14a-8(j) under the Exchange Act, of its intention to omit the Stockholder Proposals from the Company's 1999 Proxy Materials.

The Company respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") that no enforcement action will be recommended to the Commission if the Company omits the Stockholder Proposals from its 1999 Proxy Materials.

The Company's shares of Common Stock are registered under Section 12(b) of the Exchange Act and are publicly-traded over the New York Stock Exchange (the "NYSE"). The Company's Board of Directors currently is comprised of seven Directors, each of whom was elected by the Company's stockholders at the last Annual Meeting of Stockholders held May 7, 1998. Six of the Directors are deemed to be "non-interested" Directors of the Company within the meaning of the applicable rules of the NYSE.

The Stockholder Proposals are as follows:

"Proposal 1. Establish an employee position on the board of directors

As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for purchase of company stock.

***2** This proposal will doubtless result in better bottom line results for the owners of the company."

"Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.

I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders."

We believe that the Stockholder Proposals may properly be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8 (i)(8) under the Exchange Act because they relate to "election for membership on the [C]ompany's board of directors or analogous governing body."

The Staff has permitted the exclusion of stockholder proposals relating to the creation of a position on a company's board of directors for an individual from a designated class or group, as well as the election of specific individuals to a board of directors. Further, the Staff has consistently taken the position that the submission of a stockholder proposal under Rule 14a-8 is not the proper way to conduct a campaign relating to the election of a director. In Dow Jones & Company (available January 31, 1996), the Staff stated that a proposal to include a non-voting seat for the president of the Independent Association of Publisher's Employees on the company's Board of Directors could properly be omitted under Rule 14a-8(c)(8) (which is the predecessor rule to Rule 14a-8 (i)(8) under the Exchange Act) on the basis that because "the proposal calls for a particular person or persons from a specified group to fill the new position, the proposal relates to the election of such person."

In AT&T (available January 11, 1991) the Staff stated that a proposal that a company nominate for election to its board of directors either the presidents of the Communications Workers of America and the International Brotherhood of Electrical Workers or two other national union officials representing AT&T employees could be omitted under Rule 14a-8(c) (8) because the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the election of those persons. In AT&T, the Staff reiterated that the principal purpose of Rule 14a-8 (c) (8) (the predecessor rule to Rule 14a-8 (i) (8))is to make clear, with respect to corporate elections, that Rule 14a-8 (c) (8) is not the proper means for conducting campaigns for the election of directors.

***3** In Bank of Montana System (available April 8, 1982) and, most recently, in Bull and Bear U.S. Government Securities Fund, Inc. (available July 16, 1998), the Staff stated explicitly that "the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters."

Accordingly, stockholder proposals that call for the creation of a position on the Company's Board of Directors and the election of the Proponent to fill such position are clearly related to "elections to office" under Rule 14a-8 (i) (8) and, consequently, we are of the opinion that they may be omitted by the Company from the Company's 1999 Proxy Materials.

Further, Rule 14a-8(c) under the Exchange Act provides that "a shareholder may submit only one proposal to a company for a particular shareholder meeting. "Accordingly, although we believe that it is clear that the Company may exclude both proposals submitted by the Proponent on the basis of Rule 14a-8(i) (8), we also respectfully submit that the Proponent has violated the procedural requirements of Rule 14a-8 because more than one proposal was requested to be included in Company's 1999 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Stockholder Proposals from its 1998 Proxy Materials in reliance on Rules 14a-8 (i) (8) and 14a-8 (c) under the Exchange Act.

Enclosed herewith are six copies of this letter and the Proponent's Stockholder Proposals pursuant to Rule 14a-8 (j) (2) under the Exchange Act. Please acknowledge receipt of this request by stamping the enclosed duplicate copy of this letter and returning it to the undersigned in the stamped, pre- addressed envelope provided. Please call the undersigned at (305) 789-8985 with any question regarding this matter.

Very truly yours,
Andrew Hulsh
BAKER & MCKENZIE

1200 Brickell Avenue
19th Floor
Miami, Florida 33131
Telephone (305) 789-8900

ENCLOSURE

October 12, 1998

JOHN B. SMITH, SECRETARY
INTERIM SERVICES, INC.
2050 SPECTRUM BOULEVARD
FORT LAUDERDALE, FL 33309

Sir,

Ms. Deirdre Skolfield referred me to you. I am the direct and beneficial owner of more than 353 shares of Interim Services, Inc. common stock. I acquire more every quarter through the employee stock purchase plan, of which I have been a participant since inception. I am an employee of the company with the Rochester branch of the Interim Consulting Group.

I am submitting two proposals, which I hope that you will kindly bring before the shareholders at our next Annual Meeting, to be held in May or June 1999. I also urge you, as a shareholder and an employee of the company, to support the proposals. Please give me your help and guidance in framing these proposals in a presentable form. I am sure that your tremendous experience in this area will be a great help. Please modify the text and send it back to me as you deem fit.

Proposal 1. Establish an employee position on the board of directors

***4** As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for

purchase of company stock.
This proposal will doubtless result in better bottom line results for the owners of the company.

Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.
I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders.

Sincerely,
Vivek Satsangi

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 15, 1998

Publicly Available December 15, 1998

Re: Interim Services Inc.
Incoming letter dated November 16, 1998
The first proposal establishes a position on the board of directors that is reserved for a non-corporate, non-branch management employee of Interim Services. The second proposal nominates the proponent for the position of director.
***5** The Division is unable to concur in your view that Interim Services may exclude the proposals under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Interim Services did not request that the proponent reduce the proposals as required by rule 14a-8(f). Accordingly, it is the Division's view that Interim Services may not rely on rules 14a-8(c) and 14a-8(f) to omit the proposals from its proxy materials.
The Division is unable to concur in your view that Interim Services may exclude the first proposal under rule 14a-8(i)(8). We note that the first proposal relates to the qualification of directors and procedures for their election. Accordingly, it is the Division's view that Interim Services may not rely on

rule 14a-8(i)(8) to omit the first proposal from its proxy materials.
There appears to be some basis for your view that Interim Services may exclude the second proposal under rule 14a-8(i)(8) as relating to an election to office. Accordingly, the Division will not recommend enforcement action to the Commission if Interim Services omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
1998 WL 879567 (S.E.C. No - Action Letter)
END OF DOCUMENT

Citation | Found Document | Rank 1 of 1 | Database
1996 WL 86169 | FSEC-NAL
Fed. Sec. L. Rep. P 77,132
(Cite as: 1996 WL 86169 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1** American Society of Corporate Secretaries
Publicly Available February 27, 1996

LETTER TO SEC

February 16, 1996

Mr. Gregg Corso
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Re: Request for Interpretive Guidance

Dear Mr. Corso:

On behalf of the Securities Law Committee of the American Society of Corporate Secretaries (the "Committee) we would appreciate receiving interpretive advice concerning an issuer's obligations in the following situation:

A company has a by-law provision requiring a shareholder who wishes to nominate a candidate to the board of directors to give advance notice and provide specified information to the company. For example, such a by-law may require the shareholder to (1) provide a written notice to the secretary of the company 90 days before the anniversary date of the annual meeting of shareholders; (2) represent in the notice that the nominator is a shareholder of record and will remain so through the date of the meeting; (3) state the nominator's name and address and the class and number of shares held by that person; (4) represent that the nominator intends to appear in person or by proxy at the meeting to make such nomination; (5) identify the name and address of the nominee and disclose the nature of any agreements or understandings, if any, between the nominator and the nominee; and (6) provide the written consent of the nominee to serve as a director, if elected. Assuming a shareholder satisfies all the requirements of such a by- law provision, enabling the shareholder's candidate to be nominated for election to the board of directors at the annual meeting of shareholders, is the company required to disclose the information required by Item 7 of Schedule 14A about that nominee or place the name of the nominee on its form of proxy?

Very truly yours,
D. Craig Nordlund
Chairman
Securities Law Committee
AMERICAN SOCIETY OF CORPORATE SECRETARIES
521 Fifth Avenue
New York, NY 10175

(212) 681-2000

SEC LETTER

1934 Act / s -- / Rule Schedule 14A

February 27, 1996

Publicly Available February 27, 1996

Re: American Society of Corporate Secretaries
Incoming Letter dated February 16, 1996

Based on the facts presented, it is the view of the Division that Item 7 of Schedule 14A and Items 401 and 404 of Regulation S-K, whose requirements are incorporated into the Schedule through Item 7, are designed to obtain disclosure about the nominees of the soliciting party, whether that party is management or a person other than the registrant. Those requirements do not require a registrant to provide information in its proxy statement about any nominee for its board of directors, other than those specifically nominated by the company. In particular, Note B to Schedule 14A only requires the registrant to provide line item disclosure with respect to proposals made by or on behalf of the registrant, including the election of the company's nominees for directors. Similarly, a soliciting party is only required under Rule 14a-4 to include on its proxy card the names of nominees for which the soliciting party is seeking proxy authority. You have not asked about, and we do not address the issue of, the disclosure necessary under Rule 14a-9 with respect to the existence of opposition candidates for election to the board.

***2** Because this position is based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,

Gregg W. Corso
Chief
Office of Tender Offers

Securities and Exchange Commission (S.E.C.)
Fed. Sec. L. Rep. P 77,132, 1996 WL 86169 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The York Water Company
Incoming letter dated January 15, 2002

The submission nominates the proponent for membership on York Water's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that York Water may exclude it under rule 14a-8(i)(8) as relating to an election to York Water's board of directors, and we will not recommend enforcement action to the Commission if York Water omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of York Water's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Keir Devon Gumbs
Special Counsel